Division of Corporation Finance

Office of Life Sciences

Attention Mr. Gary Newberry

Re:	SensaSure Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 19, 2021
File No. 333-260017

Dear Mr. Newberry:

We have reviewed your comments to the registration statement and have modified our disclosure to comply with your comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 3, 2021

Prospectus Summary

Company Overview, page 1

1.	We note your response to our prior comment 3 and reissue the comment in part. We continue to note your statements on pages 1 and 2 as well as in the Business section that you have a “validated method” or “validated methodology” to collect, extract, detect and identify substances. Please revise your disclosure here to explain what you mean by “validated method.”

We have modified the language to address these points.

2.	We note your response to our prior comment 6 and reissue the comment in part. We note your disclosure here and in the Business section in which you continue to make statements related to potential safety and efficacy, which are premature given the stage of development of the company’s device. For example:

●	“The EB method can lead to improved overall detection accuracy.”

●	“Our EB device is quicker to use and provides more predictable sample collection times[...].”

Conclusions regarding safety and efficacy are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statements noted above, to eliminate the implication that your device has been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical studies and trials without drawing a conclusion from the results.

Language has been changed and added to address these comments. In addition, we have presented a list of the published papers, written by 3rd parties, containing their results of completed trials and studies.

Business

Our Products and Ongoing Development, page 80

3.	We note your response to our prior comment 11 and your revised disclosure here Describing your current and developing production and distribution systems. Please revise your disclosure here to more clearly state how the production and delivery system you are currently developing will function.

The disclosure has been updated to cover the requested information.

Studies and Clinical Trials, page 88

4.	We note your response to our prior comment 11 and reissue the comment in part. Please identify any specific study, trial or pilot program that you will be relying on to support your 510(k) application with the FDA referenced on page 66.

We have provided a list of published papers of trials and studies which may be used to support the 510(k) application with the FDA or equivalent. We believe that inadvertently we provided disclosure that we would be filing an application with the FDA soon. We have amended our disclosure so that the timeline for filing any request with the FDA is 3-5 years out and not something that will occur immediately.

Facilities, page 97

5.	We note your response to our prior comment 16 and reissue the comment. Please expand your discussion here to include a description of the general character of all of your facilities, such as storage and office space, that you may currently utilize or plan to utilize to operate your business. For example, provide the size of each of your facilities, each of their productive capacities, if applicable, and comment on their suitability for your current and planned operations. Refer to Item 102 of Regulation S-K.

We apologize for the failure to include information on facilities. The disclosure has been modified to make the necessary disclosure.

Thank you for your prompt review of the registration statement.

Sincerely,

/s/ JOHN TRAINOR
John Trainor
President and Director

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